UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST ANNOUCES 1Q26 GLOBAL DELIVERIES AND SETS DATE FOR THE RELEASE OF FIRST QUARTER 2026 RESULTS

April 22, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary vehicle deliveries for the first quarter of 2026. The Company delivered 58,577 electric vehicles (“EVs”) globally in 1Q26, representing a 61% increase year-over-year.

For the first quarter of 2026, the Limo Green and the VF 3 were VinFast’s two best-selling models with cumulative deliveries of 12,693 and 11,088 vehicles, respectively. The Company also delivered 8,490 VF 5 vehicles, 7,819 VF 6 vehicles, 5,080 VF 7 vehicles, 3,809 Minio Green vehicles, and 3,741 VF MPV 7 vehicles during the period.

VinFast also announced it delivered 143,136 e-scooters and e-bikes in 1Q26, representing a 219% increase year-over-year. This significant growth reflects the strong momentum of the green transition and further reinforces VinFast’s solid position and growing influence in Vietnam’s motorbike market.

The Company also announced that it will release its 1Q26 financial results before market opens on June 8, 2026. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details of the call are below:

-	What: VinFast Q1 2026 Financial Results and Q&A Webcast

-	When: Monday, June 8, 2026

-	Time: 8:00 a.m. Eastern Standard Time

-	Live webcast: https://edge.media-server.com/mmc/p/mauga9qr

-	Participant call link: https://register-conf.media-server.com/register/BId6171998762c4a6b88a89e5300f3301a

1.	Click on the call link and complete the online registration form.

2.	Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.

3.	Select a method for joining the call

a.	Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone.

b.	Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

A replay of the webcast will also be made available on the Company’s website

For additional information, please visit ir.vinfastauto.us.

Investor Relations Email: ir@vinfastauto.com

The information in this report on Form 6-K relating to the Company’s first quarter 2026 preliminary global delivery results shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including vehicle selling prices and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 22, 2026	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director

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